STAGE STORES INC.

BEALLS    GOODY'S    PALAIS ROYAL      PEEBLES       STAGE      STEELE'S

10201 Main Street
Houston, Texas 77025

February 13, 2013
Via EDGAR and U.S. Mail
Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Stage Stores, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 28, 2012
Form 10-Q for the Fiscal Quarter Ended October 27, 2012
Filed December 6, 2012
Date of Comment Letter:  January 30, 2013
SEC File No.:  001-14035
Dear Ms. Jenkins:
On behalf of Stage Stores, Inc. (the "Company"), this letter is in response to the Staff's comment letter dated January 30, 2013 to the Company (the "Comment Letter") regarding the Company's Form 10-K for the Fiscal Year ended January 28, 2012, as filed on March 28, 2012 (the "Form 10-K"), and the Company's Form 10-Q for the Fiscal Quarter ended October 27, 2012, as filed on December 6, 2012 (the "Form 10-Q").  Any page reference is keyed to the Form 10-K or Form 10-Q, as the case may be, that the Company submitted in electronic form on EDGAR as indicated in the Comment Letter.  Our responses to the Staff's comments contained in the Comment Letter are as follows:
Form 10-K for the Fiscal Year Ended January 28, 2012
Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations, page 22
2011 Compared to 2010, page 22

Ms. Tia L. Jenkins
Securities and Exchange Commission
February 13, 2013

1.	Please tell us and revise to disclose in future filings whether your comparable store sales increases (decreases) include the effects of your eCommerce sales. To the extent that eCommerce sales are included and they had a measurable effect on your comparable store increases (decreases) for the periods presented, also:
•	Discuss the reason(s) for the change in calculating this metric upon the launch of your website in November 2010;
•
Confirm to us that you will present this key performance indicator on both the basis of excluding eCommerce sales and including eCommerce sales in future filings or, alternatively, separately quantify the eCommerce activity included in this metric for each period presented; and

•	Please provide us with the text of your proposed future disclosure in your response.
Our comparable store sales increases (decreases) include the effects of our eCommerce sales.  Since the launch of our website in November 2010, we have included eCommerce sales in the calculation of comparable store sales as the majority of the merchandise featured on our website is our store merchandise.  We also believe that our website is an extension of the shopping experience available to our customers in the traditional stores and that the inclusion of our eCommerce sales in comparable store sales is the prevalent practice with our peer competitors.
We confirm to you that we will present this key performance indicator on both the basis of excluding eCommerce sales and including eCommerce sales in future filings to the extent that eCommerce sales had a measurable effect for the periods presented.  In future filings, the Company proposes to include disclosure similar to the following:
"The Company calculates comparable store sales as sales in stores that are open for at least 14 months prior to the reporting period, including eCommerce sales.  Comparable stores sales increased (decreased) XX% in the current year as compared to a XX% increase (decrease) in the prior year.  Excluding eCommerce sales, comparable store sales increased (decreased) XX% in the current year as compared to a XX% increase (decrease) in the prior year."
Consolidated Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-8
Note 1 – Description of Business and Significant Accounting Policies, page F-8
Loyalty Program

Ms. Tia L. Jenkins
Securities and Exchange Commission
February 13, 2013

2.	We note the customer benefits under your private label credit card disclosed on page nine, and also summarized on the Company's website. We further note on page 18 of your October 27, 2012 Form 10-Q that in early November, you launched a new customer loyalty program which provides significantly enhanced benefits and incentives exclusively for private label credit card holders. Please tell us how you account for the rewards under your loyalty program, and cite the authoritative guidance that you follow. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure.
Benefits under the previous loyalty program, consisting of free or discounted gift wrap, special promotional discounts and invitations to private sales, were insignificant and expensed as incurred.  Under the previous program, only free or discounted gift wrap required a certain level of spending to receive.  Under the new loyalty program launched in November, customers continue to receive those benefits.  In addition, the loyalty program was enhanced by the introduction of payback reward certificates.  Customers now earn a $10 reward certificate, redeemable only for merchandise, for every $250 of purchases within a two year period utilizing the private label credit card.  The reward certificates expire in 30 days.
The Company accounts for the reward certificates under its customer loyalty program in accordance with EITF 00-22, Issue 1 (the Company notes that EITF 00-22, Issue 1, was deliberated by the EITF however consensus was not reached).  Related to Issue 1, some Task Force members expressed a preference for an accounting approach that would allocate a portion of the revenue on the transaction to the product or service that may be delivered in the future, while other Task Force members expressed a preference for an accounting approach based on the significance of the value of the award product(s) or service(s) to the value of the transaction(s) necessary to earn the awards.  If the value of the award product(s) or service(s) is insignificant in relation to the value of the transaction(s) necessary to earn the award, a liability would be recorded for the estimated cost of the award product(s) or service(s).
The Company applied the latter interpretation of EITF 00-22, Issue 1, and concluded that the value of the award was insignificant to the transaction(s) necessary to earn the award.  The Company considered the following factors in reaching this conclusion: (i) the cost of merchandise to fulfill the obligation in relation to the required sales to earn a reward (less than 2.5%), (ii) the short life of the reward certificates (30 day expiration), (iii) the estimated level of breakage (current experience is that less than 20% of reward certificates issued have been redeemed before their expiration; however, the Company does expect this rate to increase as customers become more familiar with the program and has considered this in estimating the costs to record) and (iv) the fact that the reward certificates have no cash value and are redeemable only for merchandise.  Accordingly, the Company recognizes the cost to fulfill the award, net of estimated breakage, based on estimated gross margin rate, as customers make purchases toward earning reward certificates.  The cost of reward certificates is included in cost of sales with the corresponding obligation recorded in accrued liabilities.  The estimated liability as of February 2, 2013, the end of the Company's fiscal year, is approximately $0.8 million.

Ms. Tia L. Jenkins
Securities and Exchange Commission
February 13, 2013

In future filings, the Company will disclose the details of this new loyalty program under Note 1 – Description of Business and Significant Accounting Policies in the Notes to Consolidated Financial Statements filed in Form 10-K substantially as follows:
"Customer Loyalty Program:  Customers who spend a required amount within a specified timeframe using the Company's private label credit card receive payback reward certificates which can be redeemed for merchandise.  The Company estimates the net cost of the rewards that will be issued and redeemed and records this cost as purchases toward reward certificates are accumulated.  The cost of the loyalty rewards program benefit is recorded in cost of sales, given that the Company provides customers with merchandise for these awards."
Form 10-Q for the Fiscal Quarter Ended October 27, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 18
3.	We observed in your earnings call transcripts your discussions of comparable store sales by both geographic region and merchandise category. In this regard, we note your discussions of the Texas and Louisiana stores that outperformed the Company average in the second quarter of 2012; the reasons for the significant increases in home and gifts for the second and third quarters of 2012 and the reasons for the increase in cosmetics for the second quarter of 2012. Please confirm to us that you will expand your discussion in future filings to include quantitative disclosure of the comparable store sales changes by geographic region and by merchandise category, and a qualitative discussion of the underlying factors that caused the changes. In your response, please provide us with the text of your proposed future disclosure based on your financial statements for the thirteen and thirty-nine weeks ended October 27, 2012.
We confirm to you that we will continue to include quantitative comparable sales disclosure relative to the Company's overall performance by geographic region and by merchandise category.  We will expand our MD&A discussion to include specific quantitative disclosures and qualitative discussion of the underlying factors that we believe caused the changes to the extent we believe that this information is material to understanding the trends in the Company's business. In future filings, the Company proposes to include MD&A disclosure similar to the following, which is based on our financial statements for the thirteen and thirty-nine weeks ended October 27, 2013:

Ms. Tia L. Jenkins
Securities and Exchange Commission
February 13, 2013

"Thirteen Weeks Ended October 27, 2012 Compared to Thirteen Weeks Ended October 29, 2011:
Geographically, all regions experienced comparable store sales increases during the current year third quarter.  The South Central, Southwest and Northeast regions outperformed with double-digit increases.  Texas, our largest volume state and which is in the South Central region, posted a 12.6% comparable store sales increase.  The Company has benefitted from additional market share gains in the rural markets where it competes directly with JC Penney stores.
On a merchandise category basis, the Company experienced comparable store sales increases in all merchandise categories during the current year third quarter, with footwear, home & gifts, misses sportswear and petites exceeding the Company average.  Sales of activewear were strong across men's, women's and children's and color continues to be a strong fashion trend, especially in women's bottoms and athletic footwear.  The increase in home & gifts, which represent 2.2% of sales, was driven primarily by cookware and kids novelty items.  Footwear was driven by the sale of athletic shoes, primarily Nike and Sketchers, and boat shoes, which was led by Sperry.
Thirty-Nine Weeks Ended October 27, 2012 Compared to Thirty-Nine Weeks Ended October 29, 2011:
Geographically, all regions except for the Southeast experienced comparable store sales increases during the current year.  The Southeast region, which was the Company's best performing region in fiscal 2011 due to the rebranded Goody's stores, was negatively impacted by the anniversary of the Goody's rebrands.  The Company has also benefitted from additional market share gains in the rural markets where it competes directly with JC Penney stores.
On a merchandise category basis, the Company experienced comparable store increases in a number of merchandise categories during the current year, with home & gift, cosmetics,  petite sportswear, footwear, young men's and missy sportswear exceeding the Company average.  Home & gift, representing approximately 2% of total business, is benefitting from increased investment in inventory assortments.  The Company continues to focus on growing its cosmetics line of business through the installation of Estee Lauder and Clinique counts, as 11 new Estee Lauder and 8 new Clinique counters were opened during the current year  and new men's and women's fragrances, including Justin Bieber and Lady Gaga, were launched.  Sales of activewear were strong across men's, women's and children's and color continues to be a strong fashion trend, especially in women's bottoms and athletic footwear.  Increased investment in basic items such as socks, underwear and intimate apparel has also yielded positive results."

Ms. Tia L. Jenkins
Securities and Exchange Commission
February 13, 2013

As requested in the Comment Letter and on behalf of the Company, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Oded Shein
Executive Vice President and
Chief Financial Officer